DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE [redacted]

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212-450-6141

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-5151

October 5, 2005

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press release dated October 4, 2005, entitled, "Telefônica Data Brasil Holding S.A. Announces the Extraordinary General Shareholders' Meeting."

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

Very truly yours,

Matthew Telford
Legal Assistant

Enclosure

Telefónica

TELEFÔNICA DATA BRASIL HOLDING S.A.

Announces the Extraordinary General Shareholders' Meeting

October 04, 2005 (01 page)

For more information, please contact:

Daniel de Andrade Gomes
TELEFÔNICA DATA BRASIL HOLDING S.A.
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil, October 04, 2005) Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announced that it will hold the General Shareholders' Meeting on October 20, 2005 at 15:00 São Paulo time, at the Company's headquarters located at Av. Brigadeiro Faria Lima #1188 (Auditorium), in the Capital of the State of São Paulo, to discuss the following agenda:

1. To appoint members of the Board of Directors, by the voting of the common shareholders, in order to substitute and complement the current mandate.

General Instructions

A) The corresponding powers-of-attorney for the Meeting must be filed at the Company's headquarters, at Avenida Brigadeiro Faria Lima #1188, São Paulo-SP, on business days from Monday to Friday between 09:00 and 18:00 hours, with the deadline set on October 18, 2005 at 15:00 hours. Such powers-of-attorney must contain special powers and be accompanied with the company's acts and/or documents that prove the representation of the shareholder, in the case of legal entities.

B) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares who wish to participate in the referred Meeting shall submit to the Company's headquarters an abstract of their shareholding position issued by the custodian entity after October 18, 2005.

C) According to CVM Instructions #165 and #282, the minimum percentage of the capital stock required in order to adopt the procedure of multiple voting for the election of the members of the Board of Directors is 5% (five percent).

São Paulo, October 04, 2005

Eduardo Fernando Caride
Chairman, Board of Directors